Exhibit 9.2

Cuentas, Inc.

19 W. Flagler Street, Suite 902

Miami, Florida 33130

January 30, 2019

Limecom, Inc.

19 W. Flagler Street, Suite 902

Miami, Florida 33130

Att: Orlando Taddeo

Mr. Taddeo,

Effective today, Next Group Acquisition, Inc. and Cuentas, Inc. provide written notice to Heritage Ventures Limited and to Orlando Taddeo that as per section “Seventh” of the “Amendment to Stock Purchase Agreement by and among Next Group Acquisition, Inc. Next Group Holdings, Inc. n/k/a Cuentas, Inc. Limecom Inc. and Heritage Ventures Limited” executed January 29, 2019, you are hereby notified that Next Group Acquisition, Inc. and Cuentas, Inc. are rescinding the purchase of the stock in Limecom, Inc.

Best Regards,

/s/ Arik Maimon	/s/ Michael De Prado
Arik Maimon – CEO	Michael De Prado – President & COO
Cuentas, Inc.	Cuentas, Inc.
January 30, 2019	January 30, 2019